400 Somerset Corporate Blvd.
Bridgewater, NJ 08807
(908) 927-1400
www.valeant.com

October 28, 2016

VIA EDGAR SUBMISSION

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:     Valeant Pharmaceuticals International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed April 29, 2016
Form 8-K dated April 29, 2016
Form 8-K dated August 9, 2016
File No. 001-14956

Dear Mr. Rosenberg:

On behalf of Valeant Pharmaceuticals International, Inc. (“Valeant” or the “Company”), set forth below are Valeant's responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated October 14, 2016 (the “Comment Letter”) relating to (i) the Form 10-K for the fiscal year ended December 31, 2015 filed by Valeant on April 29, 2016, (ii) the Form 8-K filed by Valeant on April 29, 2016, and (iii) the Form 8-K filed by Valeant on August 9, 2016. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in the Comment Letter in italics below. Unless noted otherwise, references to prior comments are to comments of the Staff contained in your letter dated September 8, 2016.

Form 8-K dated August 9, 2016
Exhibit 99.1 Press release dated August 9, 2016
Reconciliations of GAAP EPS to Adjusted EPS Non-GAAP, Tables 2, 2a and 2b

1.
You indicate in response to prior comment 4 that you use non-GAAP adjusted net income as an operating and performance measure and not as a liquidity measure. Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretations made clear, however, that whether per share data is prohibited depends on whether the non-GAAP measure can be used as a liquidity measure, not on how management chooses to characterize it. Your non-GAAP measure bears a striking resemblance to your cash flows and differs drastically, including directionally, from your GAAP net income. For example, your non-GAAP net income was $487.5 million for the three months ended June 30, 2016 and your “GAAP cash flow from operations” were $448.1 million. In order to convert your GAAP net loss of $302.3 million to non-GAAP net income, you eliminated almost $800 million of mostly non-cash charges. The relationship of your non-GAAP net income to cash flows was further strengthened by the fact that, until making a change in response to staff comment issued last year, you referred to your non-GAAP measure as “cash earnings.” We believe that your per share presentation is inconsistent with both Commission and staff guidance and should be discontinued.

We respectfully acknowledge the Staff’s comment.  As was indicated in our response letter dated October 6, 2016, the Company is undergoing various changes, including transition to a new management team. Our new management is committed to making certain changes to how it calculates and uses non-GAAP measures to ensure that our non-GAAP measures best reflect the underlying financial performance of the business and are consistent with the Staff’s guidance on this issue. In light of this, we confirm that, in conjunction with these changes, we will, in the future, revise our earnings releases as discussed below to discontinue the use of the per share presentation of our non-GAAP adjusted net income measure, as it is currently calculated (and replace this measure as further described below).

In terms of the timing of this change, we note that our published full-year 2016 guidance includes this non-GAAP adjusted net income per share component.  Accordingly, the Company believes that to eliminate its current practice for its third quarter earnings release would be confusing to its investors and potentially result in a significant disruption in the market. Therefore, the Company believes it is more appropriate to make the changes to non-GAAP adjusted net income per share in connection with the release of our 2017 guidance. This will also align with the timing of our other anticipated changes to our non-GAAP measures. This will allow us to fully explain to our investors our updated views on performance measures and present to them our revised use of non-GAAP measures in their entirety. The Company believes that explaining and presenting all changes at the same time (as opposed to incrementally over two quarters) will allow for a better understanding by investors and less confusion and disruption in the market.

As part of the re-assessment of our non-GAAP measures, we will revise the presentation to disclose a modified non-GAAP adjusted net income measure, which we intend to present on a per share basis. We are working with our advisors to establish the appropriate adjustments to arrive at this measure and are taking into account the SEC’s recent guidance on this topic and the comments received from the Staff in its recent letters to, and discussions with, the Company.

Once this new measure has been established, we would propose to use that measure to present our full-year 2017guidance. We would also present our 2016 fourth quarter and full-year results using this new metric to create a baseline comparison for 2017 results, and, for a final time, present our 2016 results using this non-GAAP adjusted net income metric, as calculated on the present basis, to allow investors to assess our performance on the basis of the previously published 2016 guidance.

If you have any questions with respect to the foregoing, please contact Sam Eldessouky, the Company’s SVP, Controller and Chief Accounting Officer at (908) 541-5450 or Christina Ackerman, Executive Vice President & General Counsel at (908) 541-5456.

Yours truly,

/s/ Sam Eldessouky
Sam Eldessouky
SVP, Controller and Chief Accounting Officer

cc:
Christina Ackermann
Executive Vice President and General Counsel of Valeant Pharmaceuticals International, Inc.

Paul Herendeen
Executive Vice President, Finance, and Chief Financial Officer of Valeant Pharmaceuticals International, Inc.

Alex Matheson
Vice President, Business and Legal Affairs of Valeant Pharmaceuticals International, Inc.